Filed by CapitalSource Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule
14a-12 of the Securities
Exchange Act of 1934
Subject Company: TierOne Corporation
Commission File No. 000-50015
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource Inc. (“CapitalSource”) and TierOne Corporation (“TierOne”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.
CapitalSource intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Tony Skarupa, Vice President, Finance, CapitalSource; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.

This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The following material was transcribed from the conference call and webcast hosted by CapitalSource on May 18, 2007 and was made available on the Investor Relations page of the CapitalSource website on May 18, 2007.

Final Transcript
Conference Call Transcript
CSE — CapitalSource to Acquire TierOne Corporation
Event Date/Time: May. 18. 2007 / 10:00AM ET

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
CORPORATE PARTICIPANTS
Claire Rosebush
CapitalSource — IR
John Delaney
CapitalSource — Chairman, CEO
Gil Lundstrom
TierOne Corp. — Chairman, CEO
Tom Fink
CapitalSource — SVP Finance, CFO
CONFERENCE CALL PARTICIPANTS
Bob Napoli
Piper Jaffray — Analyst
Joel Houck
Wachovia — Analyst
Dan Pella
Lehman Brothers — Analyst
Sameer Gokhale
KBW — Analyst
David Hochstim
Bear Stearns — Analyst
Scott Valentin
Friedman, Billings, Ramsey — Analyst
Jeff Davis
FTN Midwest Securities — Analyst
Scott Hullihan
OTA — Analyst
Scott Scher
Clovis Capital — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to CapitalSource’s acquisition of TierOne Corporation conference call. My name is Katina and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Claire Rosebush from Investor Relations at CapitalSource. Please proceed.
Claire Rosebush - CapitalSource — IR
Good morning, everyone, and thank you for joining our call today. With me this morning are John Delaney, Chairman and Chief Executive Officer of CapitalSource; Tom Fink, Chief Financial Officer of CapitalSource; Brian Graham, Senior Vice President Investments and External Affairs for CapitalSource; Gil Lundstrom, Chairman and Chief Executive Officer of TierOne Corporation; and Jim Laphen, President and COO of TierOne Corporation.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
We posted a presentation to the Investor Relations section of our website, www.CapitalSource.com, which contains additional materials related to this conference call that we’ll refer to during our remarks today. The call will be archived on our website and a replay will be available starting at approximately 1 PM Eastern Time today. The press release and website provide details on how to access the archived call. Also a transcript of this call will be posted on our website later today.
Before we begin I need to inform you that statements made during this call which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding plans, expectations, goals and projections and statements about the benefits of the merger between CapitalSource and TierOne Corporation which are subject to numerous assumptions, risks and uncertainties.
Actual results could differ materially from those contained or implied by such statements for a variety of factors including — the businesses of CapitalSource and TierOne may not be integrated successfully or integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates or suppliers; the required governmental approvals of the merger may not be obtained, or if obtained may not meet the proposed terms and schedule; TierOne stockholders may not approve the merger; and other factors described in CapitalSource’s 2006 annual report on Form 10-K, TierOne’s 2006 annual report on Form 10-K and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission.
All forward-looking statements made during this call are based on information available at the time of the release. CapitalSource and TierOne are under no obligation to and expressly disclaim any such obligation to update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
CapitalSource intends to file with the SEC a registration statement that will include the proxy statement prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. We will let you know once this document is available and from whom you may obtain a copy. We urge investors to read the proxy statement, prospectus and any other relevant documents when they become available because they will contain important information about CapitalSource, TierOne and the proposed transaction. With that I would like to turn the call over to CapitalSource’s Chairman and Chief Executive Officer, John Delaney.
John Delaney - CapitalSource — Chairman, CEO
Thank you, Claire, and good morning, everyone, and thanks for joining us. As Claire indicated, we have a presentation that has been posted online and I will — my remarks will follow that presentation. So at different points I’ll indicate that I’m turning the page. So if you would follow along that would be great.
The last time we got together about two weeks ago we reported our first-quarter results which were, as you know, very strong and continue to show that CapitalSource is the best in class middle market lending platform. As you know, we saw good growth in the quarter, impressive lending spreads, significant other income and improved credit metrics.
I’m now on page 4, transaction summary. This morning we are absolutely delighted to announce our merger with TierOne Corporation. This is a terrific transaction for CapitalSource which takes our best in class asset platform and combines it with a best in class funding capability.
Let me tell you a little bit about TierOne. TierOne is the largest publicly traded financial institution headquartered in Nebraska and has a strong community banking franchise in the Nebraska, Iowa and Kansas area with approximately $3.4 billion in assets and $2.2 billion in core retail deposits.
This acquisition is completely consistent with the plans we have laid out in the past, specifically to diversify and balance both sides of CapitalSource. This transaction is a meaningful, important and high-quality way for us to achieve our long discussed objective to establish deposit based funding for CapitalSource. This transaction enhances our growth and asset diversification strategy and, in my opinion, this transaction represents a significant value creation event for our shareholders.
This morning I will review the transaction and, with Gil, tell you a little bit about our new partner, TierOne. I will also spend some time on why this is an incredibly attractive transaction for CapitalSource.
I’m now on page 5 of the presentation. In terms of impact, we think this is a strategically important transaction for CapitalSource and it lays a solid foundation for our continued growth. By any measure CapitalSource is best in class with respect to middle market lending and investing.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
We have a market leading direct origination platform with over 500 people in over 20 offices in the United States. We provide a superior service to our customers and are known for our deep industry expertise.
We have multiple lending groups that result in a balanced and diversified business which we believe is a significant source of strength for the firm. Most importantly, we are a singular business in terms of our financial performance. We have enjoyed much success on the funding side of our business as well including being a leading middle market issuer in the securitization markets, having a premium brand in the capital markets and having an investment-grade rating.
TierOne is a very attractive complement to CapitalSource. The acquisition is entirely consistent with our previously discussed strategic priorities of continuing to diversify both sides of CapitalSource’s balance sheet. It brings both a very meaningful deposit funding capability and it brings a strong community banking franchise that has benefits to CapitalSource on the asset side of the business.
On the deposit side TierOne will significantly accelerate our deposit funding capability by bringing high-quality core retail deposits. We view these core deposits as superior to broker deposits. With this transaction and the stability and consistency and efficiency that deposit based funding brings we will enhance our best in class asset platform with best in class funding platform, a rare combination.
I’m now on page 6, summary transaction terms. Our acquisition is largely a stock transaction and with yesterday’s closing prices was valued at approximately $652 million or $34.46 per share of TierOne stock. As outlined in our press release, CapitalSource is paying $6.80 per share in cash, 0.675 shares of CapitalSource and an additional $10.20 in consideration or less payable in cash or stock depending upon CapitalSource’s share price.
We like the community banking franchise of TierOne. The bank and TierOne’s headquarters will continue to be in Lincoln, Nebraska and we expect that Gil will join the CapitalSource Board of Directors. The transaction requires approval by TierOne’s shareholders and TierOne’s regulator, the Office of Thrift Supervision and the FDIC. We are hopeful that the transaction will close in the fourth quarter of this year, but obviously that is subject to timing of the various approvals.
Let me now turn to page 7, an overview of TierOne. TierOne is an attractive banking franchise to us in many respects. First, TierOne is an historic institution in the Nebraska, Iowa, Kansas region with deep ties to the communities it serves. TierOne traces its history back 100 years; it was established in 1907 and became a public company back in 2002 when it converted from a mutual savings bank.
Second, TierOne is an attractively sized institution. It has $3.4 billion in total assets in 69 banking offices in Nebraska, Iowa and Kansas. It therefore moves the needle for CapitalSource. Finally, from a deposit funding perspective, it brings with it strong customer relationships and $2.2 billion in core deposits.
As I mentioned earlier, TierOne also brings asset diversification to CapitalSource. As you would expect with a community banking business, it has a consumer loan portfolio of approximately $400 million including prime residential mortgage loans, home equity loans, home improvement loans and lines of credit originated through the branches, as well as some small balance indirect automotive loans.
TierOne also has a significant and diverse commercial loan portfolio of $2.6 billion comprised of residential and commercial real estate, residential and commercial construction, agriculture and business loans and commercial loans from its traditional community bank lending footprint. With that I’d like to turn it over to Gil briefly, he’s on page 8, to discuss why he chose CapitalSource.
Gil Lundstrom - TierOne Corp. — Chairman, CEO
I would also like to echo John’s enthusiasm for this transaction and I’d like to say that we are also very pleased with CapitalSource as well. We at TierOne are proud of our 100 year history, our service to our community and customers and we are proud of our successful track record. We’re very pleased to associate ourselves with CapitalSource and contribute to our combined future success.
During our process we conducted due diligence on CapitalSource. I and the rest of the TierOne management team liked very much what we saw. John has built a great team and they have accomplished much. We view CapitalSource as a unique and attractive partner and the transaction allows for TierOne and its employees to maintain its identity as an independent community bank serving its core markets. Our deposit gathering capabilities will significantly expand CapitalSource’s platform which will benefit TierOne customers and the shareholders. John?
John Delaney - CapitalSource — Chairman, CEO

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Thanks, Gil. And I’m now on page 9; it’s titled TierOne is a High Performing Bank Franchise. And again, thank you, Gil. I appreciate that and I also would return the compliment by saying that you and your team have done a tremendous job with the bank.
One of the things we like about TierOne in that spirit, if you will, is its performance. TierOne is a solid institution and we compared TierOne to a peer group of similarly sized institutions. We saw that TierOne has outperformed that peer group on a number of the important measures — return on assets, return on equity, net interest margin. It should also be noted — and I’m sure this is of no surprise — that CapitalSource did extensive due diligence with a particular focus on credit, that’s our business after all.
Now on page 10. In terms of the relative valuation analysis for this transaction, this deal is certainly right down the fairway with similar transactions, which this slide shows, no need for me to read the numbers here, other than to point out if anything our multiples are below the peer group average.
Page 11, please. This page puts some more detail behind the transaction and explains why it is such an attractive opportunity for CapitalSource. This transaction dramatically changes the composition of liabilities for CapitalSource. Assuming you only look at our core commercial lending and investment business, our dependence upon secured financing would be reduced by over 14%.
Turn to page 12, please — financial impact of the transaction. The financial impact of this transaction I would describe as largely neutral, quite an attractive outcome considering the enormous strategic benefits that exist. For 2007 we are specifically affirming our dividend guidance of $2.40 per share, although the payout ratio may change based on the timing of when this deal closes. And for those of you who have asked, we are still committed to staying as a REIT. The IRR in this investment is good at over 15% and the transaction is modestly accretive to tangible book value and, while modestly dilutive to earnings in 2008, it is planned to be accretive within 2009.
Please turn to page 13, integration plan. Integration is obviously something we take very seriously. The integration team will be led by Brian Graham who some of you know and who, among other things, successfully managed the establishment and ramp up of our residential mortgage investment portfolio.
The integration team will include representatives from both firms while this transaction will have lower than average integration risk since the bank will remain based in Lincoln, Nebraska and because we are assuming virtually no cost synergies. We do have certain integration priorities which include, in addition to welcoming our new colleagues at TierOne, focusing on a relationship with our new regulator.
Page 14, transaction rationale. Deposit based funding provides three very significant benefits to CapitalSource. First, it provides significant balance sheet stability. Second, over time it will enhance our profitability. And finally, it will lead to more lending opportunities and expanded capabilities.
Page 15, please. While the notion that deposit based funding as a more stable source of funding is obvious to most people on the call, this slide to my mind makes that point particularly well. This slide shows the relative movement of BBB spreads and three-month CD spreads to treasuries. As you can see — and the slide goes back about 10 years. As you can see BBB spreads have been volatile across the 19-year period and during the periods of widening spreads guess what happened.
The market also lacked fundamental liquidity. Compare this to CD spreads over the last 10 years. Across the same time period CD spreads have been remarkably stable. This is very dramatic indeed and to my mind this is an enormously telling slide as the to the benefit of deposit based lending.
Page 16. This slide shows the dramatic difference between the TierOne cost of liabilities and deposits and the CapitalSource cost of liabilities. As you can see, the difference is significant, 200 basis points, and this savings over time should make CapitalSource a considerably more profitable enterprise.
Page 17, and to that point, this slide compares an illustration of the economics of our current taxable REIT subsidiary with our current sources of funding with that of a thrift using brokered deposits and with a thrift using core deposits. Using a somewhat arbitrary LIBOR plus 400 asset yield — and, as you know, CapitalSource earns significantly more than that — you can see that a combination of cost of funds savings plus greater available leverage results in a dramatically enhanced return on equity for the business.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Page 18, value creation. Simply put this next slide demonstrates that CapitalSource is a singular business. We outperform not only TierOne, but a peer group of thrifts and regional banks in every important metric, specifically return on average assets, net interest income, growth and return on equity. CapitalSource is clearly superior.
And yet, on page 19, from a valuation perspective we trade at a 37% discount to the exact same group of peers, despite the fact that we outperform the peer group by every measure. This discount, interestingly enough, is similar to the discount we have demonstrated in the past on our sum of the parts analysis which is on the bottom of the page. Here again, despite the fact that a balanced business model in financial services is clearly superior, our business trades at a 32% discount to a simple sum of its parts analysis.
The bottom line on this page, CapitalSource remains a dramatically undervalued asset by whatever prism you choose to look through. This acquisition and the long-term improvement in performance it will help bring will only serve to underscore that point more dramatically. And so with that I think it’s time to open the call up to questions. Operator?
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). Bob Napoli, Piper Jaffray.
Bob Napoli - Piper Jaffray — Analyst
Thank you, good morning. John, congratulations on the transaction. Do you need to do — this takes deposit funding I think up to about 13% of your total funding. Do you need to do more bank acquisitions to — what is your target for deposit funding and do you need to do more deals?
John Delaney - CapitalSource — Chairman, CEO
The answer is, no. I think it increases deposit funding or decreases our dependent on secured financing by about 14% and that doesn’t include FHLB advances. But the short answer is, no, Bob. We think TierOne has a terrific franchise and we a plan on investing in this franchise and growing this franchise and we think there are ways we can do that as it serves the needs of CapitalSource without having to necessarily pursue additional acquisitions.
In fact, our main priority is successfully integrating this acquisition. We are entering a regulated environment and we will have a new regulator and I would describe our orientation towards that regulator as respectful and deferential. And so our first priority is to successfully integrate this acquisition and get all the execution right, and we think that this platform can lead to significant organic growth in deposits which can come in the form of brokered deposits in the short-term and in core deposits in the long-term.
Bob Napoli - Piper Jaffray — Analyst
Thanks. And with regards to the management team at the Company, what incentives are there for the management team to remain? And I’m assuming you’re keeping their brand.
John Delaney - CapitalSource — Chairman, CEO
Of course we’re keeping their brand, we think it’s a terrific brand. And as I’ve said in the past, we’re (technical difficulty) committed to this brand and this business in Nebraska and its surrounding communities and plan on growing it. Gil Lundstrom, who’s been the Chairman and CEO of the bank — Gil and I have developed a terrific relationship across the last four months which is how long we’ve been working on this deal and Gil is joining the Board of CapitalSource and will remain the Chief Executive Officer of TierOne reporting to me. He’ll chair the bank Board and he’s very committed to this transaction and very committed to helping this institution grow. So I think we’ve got a terrific situation on the management side.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Bob Napoli - Piper Jaffray — Analyst
Last question, the success of this in some regard depends — another big financial company, CapitalOne, bought North Fork and the earnings didn’t turn out to be what they thought they were. So what looked like a reasonably priced deal turned out — at least for now looks like it wasn’t. And how certain are you that the earnings power of the Company is in line with I guess the 230 that is the consensus estimate of one that’s out there?
John Delaney - CapitalSource — Chairman, CEO
CapitalSource, as you’d expect, did significant due diligence on the institution, and the institution, TierOne, did significant due diligence on CapitalSource. And we haven’t done a lot of acquisitions, so we approached this acquisition very carefully and did extensive credit due diligence and extensive due diligence on the other aspects of the platform and we feel very comfortable about how the platform will perform. So I would put our degree of comfort as high.
I think the strategic implications for a nonbank finance company integrating and partnering with a bank are fairly obvious. But like most things, it comes down to execution. And I would say the first step in execution is doing the right transaction for our shareholders, and I believe we did. And the second step in execution is really getting the integration right so that all the good things about this institution are preserved. And believe me, we found a lot of very good things about this institution and we will proceed very carefully with the integration so that we can deliver on all the things that we’re representing.
Bob Napoli - Piper Jaffray — Analyst
Thank you.
Operator
Joel Houck, Wachovia.
Joel Houck - Wachovia — Analyst
Thanks, good morning. I guess, John, just to kind of continue along Bob’s thought process, yield curve is obviously very flat right now. When you looked at TierOne, I mean what are your expectations through ‘08 in terms of the orientation of the yield curve? In other words, in terms of the estimates you guys have kind of baked in, are you assuming that nothing changes with respect to the shape of the curve or are you assuming something else?
John Delaney - CapitalSource — Chairman, CEO
We assumed — as you’d expect, we ran a variety of models and I would describe our assumptions as not heroic in terms of what we’re expecting the institution to do to deliver on the promise we have here. And I would also describe our expectations with respect to the yield curve as no different than the market’s because that’s generally how we’ve modeled any kind of forward-looking projections for the business as it relates to things that can move around. So we have no particular insight into the progression of the yield curve other than the fact that we modeled a variety of scenarios into the business and didn’t make any what I would consider kind of stretch assumptions.
Joel Houck - Wachovia — Analyst
Is it safe to assume that if the yield curve were to steepen between now and ‘08 that the earnings power would be a lot higher than kind of what’s embedded in kind of what the — I don’t know if you guys have given guidance on ‘08; I can’t see the slides to see what you’re saying in terms of modest dilution. But just your thoughts around that.
John Delaney - CapitalSource — Chairman, CEO

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Yes, I think that’s a reasonably safe assumption. But again, we haven’t baked that into our numbers at all.
Joel Houck - Wachovia — Analyst
Okay. And then lastly, in terms of synergies, it sounds like you’re pretty much going to leave as a stand-alone entity. Will you have the opportunity either through just growing deposits faster or de novo expansion to actually kind of fund incremental asset growth at CapitalSource as a part separate from TierOne?
John Delaney - CapitalSource — Chairman, CEO
The answer is, yes. And let me add a little texture behind that. Your first point is the institution is staying independent and Gil and Jim will continue to run this institution and grow it. We think CapitalSource makes this institution much more competitive in its local market because we bring to the table assets that have a higher yield than both TierOne has or any of its competitors which one would conclude then the next step is that that should make us very competitive as it relates to gathering deposits.
And also there are a lot of customer relationships within the TierOne franchise that CapitalSource can deliver more expansive financing to. So I think this institution is suddenly going to become much more competitive in its market and we’re very focused on transitioning this institution into a deposit gathering machine, not only to fund its business but to also fund CapitalSource’s business.
Obviously that has to be done in a way that’s appropriate with our new regulator and we’ll be spending a lot of time on that and we’re making aggressive assumptions with respect to that. But clearly over time the long-term vision or insight, if you will, is to combine these company’s balance sheets so that we truly have balanced funding and the deposit gathering capability is utilized to enhance the profitability of CapitalSource. But also the lending capabilities of CapitalSource are used to enhance the deposit gathering capabilities of TierOne.
Joel Houck - Wachovia — Analyst
Okay, thanks, John. Congratulations on your deal.
Operator
Dan [Pella], Lehman Brothers.
Dan Pella - Lehman Brothers — Analyst
Can you first just discuss a little bit the actual assets here? They’re not going to be under the REIT status, they’re probably going to be under the other subsidiary. But is there any possibility eventually of moving some of the real estate assets over to the REIT side?
John Delaney - CapitalSource — Chairman, CEO
Yes, absolutely. The situation we have is we’ve got a lot of pockets of funding in this combined institution, we have the tax efficiency of the REIT to the extent we put assets there which we do with the bulk of our real estate assets and we can certainly do that with assets that are originated off the TierOne platform. And in the REIT you have tax efficiencies and you have capital market funding. In the taxable REIT subsidiary we have a variety of corporate and now real estate lending businesses that don’t benefit from the tax efficiency but benefit from the low-cost and high leverage available with deposits.
So getting that formula right and making sure the assets end up in the right place to meet all the various requirements that this business has is part of our execution challenge. And we think it’s an interesting challenge and there’s a lot of upside associated with it. But it’s safe to say that to the extent TierOne originates real estate assets, those could be funded in the REIT to the extent that was a more efficient place to put them.
Dan Pella - Lehman Brothers — Analyst

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Great. You know, in the presentation there’s a lot of discussion as you typically have around valuation and the mispricing versus some of the peers. I guess some discussion had been happening around the healthcare possibly being restructured or spun out or something. Is that still — this doesn’t change anything along those lines?
John Delaney - CapitalSource — Chairman, CEO
It doesn’t change anything. No, everything — we do believe the company is significantly under valued. We think the performance has been, as I like to say, best in class. We think if you simply deconstructed the business, which we could certainly do, you’d have a very significant valuation pick up if we just traded like the peers. We think having these businesses together creates enormous value.
That’s not even making the argument that having deposit base funding is part of it which is certainly kind of a valuated situation if you just looked at this thing as a specialty finance company. As we become more of a bank I think our performance is clearly superior to the bank peers and should be reflected in the valuation.
Dan Pella - Lehman Brothers — Analyst
Great. And then real quick, lastly on the integration costs, I didn’t see anything in particular in specific dollar amounts. Can you just comment quickly on what we should expect and then throughout the year or after the deal closes?
John Delaney - CapitalSource — Chairman, CEO
It’s hard for us to comment specifically other than to say that these types of transactions — we don’t live in a frictionless world and with these transactions there are costs and fees, etc., that will be kind of normal relative to transactions of this size. So I wouldn’t expect anything out of the ordinary.
Dan Pella - Lehman Brothers — Analyst
Thank you.
Operator
Sameer Gokhale, KBW.
Sameer Gokhale - KBW — Analyst
I just had another question about the assets, John. I think that you said that you could try to optimize the tax efficiency of those assets at the bank. But is this something that you can do from day one, take the majority of the real estate assets and put them into the QRS and realize those tax efficiencies or will you look at more as originations being potentially put into the QRS? Have you baked any of the tax benefits into your EPS dilution estimate for ‘08?
John Delaney - CapitalSource — Chairman, CEO
It’s a good question, Sameer, and let me answer it in a slightly indirect fashion and that is to say that the most important thing associated with the integration of this transaction is to have a successful experience with our new regulator. And again, our orientation towards our new regulator is respectful and deferential. And we’ve had a very constructive dialogue with them up to this point. We think that dialog will continue to be constructive and it will deepen as we go through our business plan and application process.
And it would be presumptuous for us to make any assumptions about moving assets into this institution or out of this institution. And so it’s reasonably safe to assume that our analysis of this transaction or the projections behind this transaction didn’t make kind of great leaps of faith in terms of that because we certainly don’t want to get ahead of ourselves.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
And so the optimization of these combined balance sheets is an enormous opportunity for us. But I think it’s safe to assume that we’re assuming that that opportunity comes in over time, not initially, because we want to, again, make sure we get the integration right. We want to make sure that we have a great relationship with our new regulator which we expect to have and we don’t want to get ahead of ourselves.
That’s somewhat of a long winded answer to say that a lot of the things you would do on a white board to optimize this transaction which are fairly obvious we’re not modeling in because we want to make sure those things are done in a prudent way over time, which underscores the long-term value that we have here and why this is so exciting to us. But it also underscores the point that we’re able to do a transaction like this and have those long-term strategic benefits and actually not make a lot of heroic assumptions about short-term and still have the transaction make good financial sense which I think makes it a unique transaction.
Sameer Gokhale - KBW — Analyst
Thank you for that clarification, John. And then the other thing is with the $400 million of capital efficiencies to be realized over five years, I’m assuming that’s primarily only just from using the lower-cost deposits to fund your assets, it’s not take into account maybe taking out capital from the bank or anything of that nature given your just — comments you just made? So is that safe to assume it’s just basically from the deposit side that you realize those capital efficiencies?
John Delaney - CapitalSource — Chairman, CEO
I’ll led Tom answer that, Sameer.
Tom Fink - CapitalSource — SVP Finance, CFO
Good morning, Sameer. I think that’s right. Basically we have some base assumptions about what we might be able to do in the bank and this reflects the capital efficiency created by that. We have been, as you know, a net issuer of equity as we continue to grow the CapitalSource business. And I think one of the things we’re looking forward to with this acquisition is we would need to do less of that (inaudible) the capital efficiency point of view.
Sameer Gokhale - KBW — Analyst
Okay, terrific. Thank you very much, guys.
Operator
David Hochstim, Bear Stearns.
David Hochstim - Bear Stearns — Analyst
I wonder if you could just speak a little bit more about the new corporate structure and how TierOne fits in. If you had your old — your normal corporate structure slide, where would TierOne fit in? And over time is the idea that the assets in the PRS will be migrating into TierOne? And could you review for us also what kind of asset restrictions exist at TierOne as a thrift?
John Delaney - CapitalSource — Chairman, CEO
TierOne will be a taxable REIT subsidiary within CapitalSource. And again, we’re maintaining our REIT structure. This transaction works perfectly well with the new REIT structure and TierOne will be a taxable REIT subsidiary within CapitalSource.
David Hochstim - Bear Stearns — Analyst

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
So a separate [TRS]?
John Delaney - CapitalSource — Chairman, CEO
Yes, well —
Tom Fink - CapitalSource — SVP Finance, CFO
I mean — I think the way those REIT [tests] get measured, it’s all the combined value of the TRS’ and whether you’re an umbrella Company or a separate — single separate TRS’, some legal structuring that will get done. But that’s really immaterial.
John Delaney - CapitalSource — Chairman, CEO
Right. You have one TRS or multiple TRS’. And then there are asset restrictions within the thrift which we’re certainly aware of and we’ve modeled in. And I think what we’ll be doing, particularly as we could grow the deposit base of TierOne, which again we plan on investing in doing that, a lot of the CapitalSource assets which, again, have an unlevered yield or 100 basis points higher than TierOne or its kind of core group of competitors will be integrated into the deposit base funding and that’s what will create the profitability.
David Hochstim - Bear Stearns — Analyst
So those assets will end up in the bank?
John Delaney - CapitalSource — Chairman, CEO
That’s right.
David Hochstim - Bear Stearns — Analyst
Originated by CapitalSource (inaudible)
John Delaney - CapitalSource — Chairman, CEO
That’s right.
David Hochstim - Bear Stearns — Analyst
And then how much opportunity is there — I guess if you add deposits how much can you add in non real estate assets before you bump up against the restrictions at TierOne?
John Delaney - CapitalSource — Chairman, CEO
Again, without getting too specific and coming back to my line about our orientation towards our new regulators which is deferential and respectful, there are a variety of tests and we feel very comfortable with our ability to work through the tests and optimize the balance sheet. And I’d rather not talk specifically about percentage of different assets, real estate or non real estate that move into the bank, if I could ask your permission on that because I just think it gets ahead of our business plan with our new regulator.
David Hochstim - Bear Stearns — Analyst

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Okay, fair enough. And just to clarify again, the capital efficiency is not raising equity as much or is there some funding benefit that generates the equity?
Tom Fink - CapitalSource — SVP Finance, CFO
This is Tom Fink again. As I mentioned before, we expect to raise capital as we continue to grow the business and with TierOne we would expect to need to raise less.
David Hochstim - Bear Stearns — Analyst
400 million less over five years, is that —?
Tom Fink - CapitalSource — SVP Finance, CFO
Yes.
David Hochstim - Bear Stearns — Analyst
Okay. Thanks a lot.
Operator
Scott Valentin, Friedman, Billings, Ramsey.
Scott Valentin - Friedman, Billings, Ramsey — Analyst
I was hoping, if you can, if you can provide a little bit more color as to how deep the conversations with the regulators went, just trying to get an idea if you gave them preliminary ideas of what your plans were long-term for TierOne. And I just wanted to get an idea if it was more of a simple conversation whether they would object to a transaction or if you actually shared with them your business plan over time?
John Delaney - CapitalSource — Chairman, CEO
Let me answer that a few different ways, Scott. Obviously we’ve been talking to regulators for some time because of our interest in partnering with the depository we’ve been talking about for well over a year. So we’ve had a variety of meetings with a variety of regulators about this plan and I would describe the regulators orientation towards a business like CapitalSource is very positive because in many ways we’re bank like in terms of what we do. And we’ve exhibited an exemplary credit performance and we’ve done it with high-quality senior secured assets. So I think the notion of these types of assets being part of a depository certainly is not a leap for anyone.
As it relates to this transaction, both we and our new friends at TierOne had combined conversations and individual conversations because it would not be prudent of us to be announcing a transaction like this unless we thought the likelihood of it getting accepted by the regulators was high. And so — but we also wanted to make sure that things that were important to us in terms of how this institution would in fact partner with CapitalSource, that we had some visibility with respect to those things.
So I would say that we did spend a decent amount of time talking to them, sharing information not only about capital but how this would work and how we would work together and how we would partner and how we would integrate assets in the balance sheet. And I think the results of those conversations were very positive is how I would characterize them. And we expect it to continue on a more granular level across the next several months.
But I think it’s safe to assume that there was a decent amount of dialogue. What you’d (technical difficulty) if you were in our position you’d want to make sure that they were comfortable with this. From our position you’d want to make sure that they were comfortable with directionally where we want to go. I would say the answer to both of those is they are.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Scott Valentin - Friedman, Billings, Ramsey — Analyst
I appreciate that color, it’s very helpful. And then I guess the ILC charter, I know that had been maybe a road you guys were pursuing for a while. And I think you got conditional approval back in March, end of March. Just curious, what made you switch over to acquisition versus building from de novo?
John Delaney - CapitalSource — Chairman, CEO
It’s one of those things — I would say that there were two things. The first is that we applied for the ILC and we were obviously a novice at the banking deposit world and I would not describe us as anything close to an expert now. But as the studied it, and we did a fair amount of work, we started to realize that deposit base funding is very attractive and core deposit base funding is even more attractive.
So I would describe it as an evolutionary process. We started with the ILC and the application, really not knowing a lot but sticking our toe in the water and then we as part of that started looking at institutions directly. And I think we saw the benefit of having an institution with deposit gathering capabilities — core deposit gathering capabilities.
And that doesn’t mean an ILC is not a good fit or not a good charter, but I think we made the decision that we should accelerate the strategy because, again, what’s unique here — what makes CapitalSource unique to my mind is that we not only have a terrific left side of the balance sheet, in other words, we’ve got balance and diversification with a variety of lending businesses that have consistently performed.
But now we have diversification on the right side and that includes our capital markets program which is certainly the leader in the middle market space and our investment-grade rating and we wanted deposits to be a third leg to that stool, but we want it to be a meaningful leg to the school. So actually acquiring an institution that had core deposit gathering capabilities really accelerated and put us in a position of strength we think. So that’s really why we took the next step.
Scott Valentin - Friedman, Billings, Ramsey — Analyst
Okay. And one final question, this may be for TierOne management. But I noticed they have a fairly large construction portfolio was hoping to get more color maybe if it’s presidential versus commercial and maybe geographic distribution of the mortgages or assets in that construction portfolio.
Gil Lundstrom - TierOne Corp. — Chairman, CEO
Yes, this is Gil Lundstrom. We had done an evolution from the traditional thrift into more of the super community bank and we also, if you’ll note, had nine loan production offices, some of which are generating commercial income property plus the residential loan production offices. So those are the deployment. We have — a very small component of our entire portfolio is the traditional thrift fixed-rate residential loan. So we have evolved over the last four or five years to be more of a super community bank.
John Delaney - CapitalSource — Chairman, CEO
Which makes it a good fit with us because one of the things we looked at is — for an acquisition of a depository — we wanted the lending strategy to be somewhat comparable so there would be some cultural fit, and not only among the people but with the regulator. And so the regulators understand what TierOne is which is a diversified lender at this point. And CapitalSource is really a super diversified lender, if you will. So it’s a nice fit from that perspective.
Scott Valentin - Friedman, Billings, Ramsey — Analyst
Thanks very much.
Operator

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Jeff Davis, FTN Midwest Securities.
Jeff Davis - FTN Midwest Securities — Analyst
Good morning, John. You’ve covered my questions on the optimization of the balance sheet. Thank you.
Operator
(OPERATOR INSTRUCTIONS). Scott [Hullihan], [OTA].
Scott Hullihan - OTA — Analyst
I had a question for TierOne. I was curious if there was an auction or what the history of the transaction was, if there was another bank looking at them? And then I was sort of curious about the terms of the merger. It’s sort of like a collar where there’s less upside potential to the TierOne shareholders, but more to the down side and I’m just sort of curious what the motive for that was?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
No, there was not an auction. They came to us, CapitalSource identified us through a selective group of thrifts, said that we were one of the more high-performing, we were the right size, the right mix. As far as the process itself and what else was ongoing — Scott, as you would expect, we will be required to file the proxy and we will describe the entire process in the proxy at that time. And it is a unique structure, but it’s a structure which we’re going to end up with the CapitalSource currency and so it’s important to our shareholders that it also attractively fits into the earnings stream of CapitalSource.
Scott Hullihan - OTA — Analyst
Right, but I’m just sort of curious why you gave away upside as their stock rises from here to the end of the transaction?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
Well, the upside give was only the 30% component, but we also obtained certainty, Scott, as far as the cash component. Cash is also important to some of our shareholders and the certainty is partially what we were trying to achieve.
Scott Hullihan - OTA — Analyst
Right, thank you.
Operator
Scott Scher, Clovis Capital.
Scott Scher - Clovis Capital — Analyst
Can you guys talk about the market share that TierOne has in its markets and what the deposit growth has been the last five years?
Tom Fink - CapitalSource — SVP Finance, CFO
Sure. Scott, I’m going to defer that to Gil. We had the market share slide here.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Gil Lundstrom - TierOne Corp. — Chairman, CEO
We have market share — we’re probably the fourth-largest in our whole trade area and we have continued to grow the institution substantially. When I joined the institution we were about a $900 million institution, that was in 1994, we’re up to $3.4 billion and we continue to push both obviously because of the robust lending components that we have through the nine loan production offices from Florida through Arizona to Nevada our loan to deposit ratio is — we’re at about 140% loan to deposit using a lot of federal home loan banks to help with the funding mechanism.
And actually it varies by city as to where we are in market share. But if you look to our full footprint, we have more branches than — more full-service branches throughout the state of Nebraska than any other financial institution.
Scott Scher - Clovis Capital — Analyst
And what are your deposits per branch?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
$20 some million — $22 million — I’m sorry, $31 million in Nebraska; $26 million in Iowa; and I sold two branches in Kansas towards the end of last year, we have only one branch left just beyond the border of our Nebraska footprint and it’s holding $22 million.
Scott Scher - Clovis Capital — Analyst
And then your market share in terms of deposits is about what?
John Delaney - CapitalSource — Chairman, CEO
It’s third in Lincoln and seventh in Omaha.
Scott Scher - Clovis Capital — Analyst
What’s the hard number of market share?
John Delaney - CapitalSource — Chairman, CEO
I think the fourth-largest in the [Catchman] area, Scott?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
Yes.
Scott Scher - Clovis Capital — Analyst
Is that 10%, is that 7% of market share, is that 8%?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
I think it’s at 8%. We actually had the various market breakdowns here, not a consolidated, in front of us but it’s about 8%.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
Scott Scher - Clovis Capital — Analyst
Just a follow-up question, presumably your assets are higher yielding assets than the loans they’re putting on their books. So if you were to pay slightly higher deposit rates with the assumption that you could turn around and put the money out at higher rates than your assets, is that something that you think would potentially over time yield to a larger level of deposits?
John Delaney - CapitalSource — Chairman, CEO
Yes, and that’s what I was referring to earlier, Scott, when I said from the customers’ perspective for TierOne, CapitalSource brings something to the table here and one of the things it brings is the ability to pay more for deposits and still have a very profitable — in fact net more profitable activity for us. So again, the transaction probably won’t close until the fourth quarter and we certainly are not ready to roll out any kind of specific deposit gathering strategy.
At a very high-level you have an institution that earns 7.5% of its assets. CapitalSource earns about 400 basis points more than that. What that means is not only are our assets more profitable than this institution, but even if we were to pay more for deposits they would still be more profitable with this institution, which positions TierOne to play offense quite effectively in its local market in terms of deposit gathering which is something we intend to do.
We don’t know exactly how we’re going to do that yet or exactly what the formula is going to be, but directionally at a very high-level one would argue that TierOne has suddenly become a much more competitive deposit gathering machine than it has been historically.
Scott Scher - Clovis Capital — Analyst
That’s pretty obvious. Great deal, John. Congratulations.
Operator
Bob Napoli, Piper Jaffray.
Bob Napoli - Piper Jaffray — Analyst
Thank you. A question for Gil I guess. Just looking at the — not knowing that much about your company and just looking at the recent stock chart and some increase in non-accruals. I was wondering if you could maybe give a little bit of color on some of the problems that — some of the recent challenges that you’ve had. And maybe John, if you could maybe cover off on what kind of due diligence you did on those items?
Gil Lundstrom - TierOne Corp. — Chairman, CEO
We have historically ran very strong nonperformer ratios and obviously we had one issue in the Florida area. We filed a lot of 8-Ks because of some guilt by association with other institutions. We did not have the problems the other institutions of large builders or large single credits. We were dealing with one regionalized area, it was called Cape Coral, in which we do have a substantial number of single-family loans, people wanting to build single or first-time homes in that area.
There were substantial delays because of building permits and other things so they were not able to deliver the homes as planned. And so some delinquencies have occurred and we are substantially through that. We’ve reduced over 50% of that commitment already and have aggressively taken all types of steps which, if you’d be kind enough to look at our tone, disclosures as recently as our last quarter, Bob, you can see the strides we’ve been making.
John Delaney - CapitalSource — Chairman, CEO
And I think Gil’s answer was — covered everything other than to say TierOne has been very direct about the situation in Florida, which is not really all that material in terms of the size of this Company’s balance sheet at all. But obviously, in addition to the extensive due diligence that we

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation
did which you’d expect us to do because we are a credit shop, we focused on this situation in particular, as you’d imagine. And again, the results of our work led us to the conclusion that we’re incredibly excited about doing this deal and the numbers that we’ve put forth today.
Bob Napoli - Piper Jaffray — Analyst
Thank you.
Tom Fink - CapitalSource — SVP Finance, CFO
Operator, I hate to interrupt, but we have a busy schedule the rest of the day here, so I think we’ve got time for one more question.
Operator
Sameer Gokhale, KBW.
Sameer Gokhale - KBW — Analyst
I hate to do this, but I think my question was answered in the last one. So maybe you can go to someone else.
John Delaney - CapitalSource — Chairman, CEO
Is there another question?
Operator
There are no further questions at this time, sir.
John Delaney - CapitalSource — Chairman, CEO
I’ll conclude. Why don’t I wrap up and thank everyone for calling and again reiterate how excited we are about this institution. I think it’s terrific for CapitalSource shareholders; it’s obviously a very good deal for TierOne shareholders and I think it’s a terrific thing for TierOne customers and employees who are utterly committed to building this franchise in Nebraska and being a more aggressive deposit gatherer and being a better provider of credit to this community.
I think as it relates to CapitalSource, there are two big things that I think people can check off the list of concerns people might have about this institution — one, stability of funding. I didn’t really think that concern existed prior to this, but this I think solidifies that. We have an incredibly — once this deal closes we’ll have an incredibly diverse source of funds and should have continued access to markets to fund our business.
And the other thing is about long-term profitability. As some of the questions have pointed out there’s very significant upside associated with funding higher performing assets with the efficiency of deposits. We’ve modeled that those will take a long time to realize, which I think is the prudent thing to do, but we’re excited to roll up our sleeves and get to work on that. So I think it’s a great day for CapitalSource, it’s a great day for TierOne and we look forward to answering any more questions you have off-line. Thank you.
Operator
Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect and good day.

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Final Transcript

May. 18. 2007 / 10:00AM ET, CSE — CapitalSource to Acquire TierOne Corporation

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